Engagement for External Valuation of Shinhan Life Insurance Co., Ltd.

On September 21, 2005, Shinhan Financial Group (“the Group”) has engaged with Samil PricewaterhouseCoopers for valuation services of possible acquisition of Shinhan Life Insurance Co., Ltd (“Shinhan Life”). The major scope of services includes valuation of Shinhan Life, a non-listed company, determination of the exchange ratio, and preparation of the required external valuation report.